Mail Stop 4561

July 27, 2007

*By U.S. Mail and Facsimile (202) 362-2909*

Robert J. Larison, Jr.
President and Chief Executive Officer
Atlantic Coast Financial Corporation
505 Haines Avenue
Waycross, GA  31501

**Re:    Atlantic Coast Financial Corporation**
**Atlantic Coast Federal Employees' Savings and Profit Sharing Plan and Trust**
**Registration Statement on Form S-1**
**Filed June 28, 2007**
**File No. 333-144149**

**Atlantic Coast Federal Corporation**
**Proxy Statement Draft Materials**
**Filed June 28, 2007**
**File No. 000-50962**

Dear Mr. Larison:

      We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

1.	Where comments on the Form S-1 also relate to the proxy statement, please make corresponding or appropriate changes to the proxy statement.

Form S-1

2.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

3.	In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

Summary

4.	Please provide a website address here or in the main section.

Business Strategy, page 3

5.	State whether there are any current plans regarding building, leasing or acquiring new branches.

Reasons for the Conversion, page 4

6.	Clarify why you chose to make the offering at this time.

How We Intend to Use the Proceeds From the Offering, page 5

7.	Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning new branches or other specific uses.  Provide a timetable for the branching plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Stock-Based Incentive Plan, page 9

8.	Reference is made to the table on the top of page 11.  Please insure in the printed document that it is clear which column and which row match up.  In our Edgar print-out there is room for confusion with respect to some of the information under "Participants," as to what is matched to.

Decrease in Stockholders' Rights for Existing Stockholders …, page 19

9.      Revise the penultimate sentence, ("The differences in stockholder rights include…"), so that it is clear that the enumerated requirements apply to Atlantic Costal Federal Corporation.

Risk Factors, page 20

10.     In the third risk factor on page 20, expand the heading to be more specific concerning the economic deterioration that would harm your results of operations; namely, economic deterioration in the Jacksonville, Florida and Ware County, Georgia areas.

11.     In the first risk factor on page 25, disclose the reduction in ROE and ROA since the first step conversion.

The Rights of Existing Stockholders…, page 28

12.     Noting the disclosure on page 166 that future benefit plans may be adopted without shareholder approval, revise to add a separate risk factor for this change in shareholder rights and include a cross-reference to the complete discussion on page 166.

How We Intend to Use the Proceeds From the Offering
Atlantic Coast Bank May Use the Net Proceeds it Receives From the Offering, page 34

13.     If any proceeds will be used for the branch expansion discussed on page 48, including the second St. Johns branch to be built in 2008 or the new Neptune Beach location, provide appropriate disclosure of the anticipated amounts and specific purposes here.

14.     Discuss the estimated costs for opening a new branch.

15.     If specifics are known about the enhancements to products and services or the initiatives to improve effectiveness and profitability, please expand the disclosure on these uses of proceeds.

Comparison of Financial Condition…, page 52

16.     Reference is made to, "Securities available for sale," on page 53 and on page 60, where we not in each period that the amount has increased over the prior period.  If this is a change in management's strategy, please discuss.

Business of Atlantic Coast Bank
Lending Activities, page 84

17.    Disclose the primary risks of each loan type, noting which are at higher risk.

Non-performing and Problem Assets, page 92

18.    We note in the last paragraph on page 97 the increase in special mention loans.  Please briefly discuss why management believes that these loans have increase and if management believes that this is a trend, please also discuss.

Management
Compensation Discussion and Analysis, page 125

19.    Please move the heading "Executive Compensation" to precede the "Compensation Discussion and Analysis" heading.

20.    We note that Mr. Larison receives additional benefits and that his total compensation set forth in the Summary Compensation Table is notably greater than those of the other named executive officers.  In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission stated that material differences in the compensation policies between the named executive officers should be discussed.  Please revise your Compensation Discussion and Analysis to address the difference.

Base Salary, page 126

21.    Please expand the disclosure to specify how and to what extent individual performance and Atlantic Coast Federal's performance are used as the basis for determining annual salary adjustments. For example, disclose what percentage of the salary relates to individual performance and what targets or other measures are used to determine the Atlantic Coast Federal's performance. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

22.     Also, specify the "established goals" used to modify the annual salary of executive officers. Describe more specifically the criteria, objectives, and benchmarks used for making compensation decisions.  To the extent that those criteria, objectives, and benchmarks are specific to particular officers, disclose this.  Refer to Item 402(b)(2)(v) of Regulation S-K.

Stock-Based Award Plans, page 127

23.     Please revise to disclose more specifically the degree to which stock-based awards require an increase in an employee's production levels.  Describe the degree of difficulty involved in obtaining a stock award.

Atlantic Coast Federal Corporation 2005 Stock Benefit Plans, page 134

24.     In footnote 22 on page 138, clarify whether or not Ms. Boyette received the benefits noted upon her resignation in January 2007.

Stock pricing and Number of Shares to be Issued, page 146

25.     With regard to the first bullet on page 147, provide the staff with the information provided to RP financial.  In addition, tell us the assumed rate of return on the proceeds referred to in the penultimate paragraph on page 147.

\* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding any matters relating to the financial statements and related matters.  Please contact Jessica Livingston, Staff Attorney, at (202) 551-3448 or me at (202) 551-3418 with any other questions.

Sincerely,


William Friar
Senior Financial Analyst


cc:
Richard  S. Garabedian
Benjamin M. Azoff
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW Suite 400
Washington, DC  20015

Richard  S. Garabedian
Benjamin M. Azoff
Atlantic Coast Financial Corporation
July 27, 2007
Page 7